SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosure and additional financial information
Prudential plc 2021 results
International Financial Reporting Standards (IFRS) basis results

CONSOLIDATED INCOME STATEMENT

	Note	2021 $m	2020* $m
Continuing operations:
Gross premiums earned		24,217	23,495
Outward reinsurance premiums		(1,844)	(1,625)
Earned premiums, net of reinsurance		22,373	21,870
Investment return		3,486	13,762
Other income		641	615
Total revenue, net of reinsurance		26,500	36,247
Benefits and claims	C3.2	(17,738)	(34,463)
Reinsurers' share of benefits and claims	C3.2	(971)	6,313
Movement in unallocated surplus of with-profits funds	C3.2	(202)	(438)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	C3.2	(18,911)	(28,588)
Acquisition costs and other expenditure	B2	(4,560)	(4,651)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(328)	(316)
Loss attaching to corporate transactions	D1.1	(35)	(30)
Total charges net of reinsurance		(23,834)	(33,585)
Share of profit from joint ventures and associates, net of related tax		352	517
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		3,018	3,179
Tax charge attributable to policyholders' returns		(342)	(271)
Profit before tax attributable to shareholders' returns	B1.1	2,676	2,908
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(804)	(711)
Remove tax charge attributable to policyholders' returns		342	271
Tax charge attributable to shareholders' returns	B3.1	(462)	(440)
Profit after tax from continuing operations		2,214	2,468
Loss after tax from discontinued US operations	D1.2	(5,027)	(283)
(Loss) profit for the year		(2,813)	2,185

Attributable to:
Equity holders of the Company:
From continuing operations		2,192	2,458
From discontinued US operations		(4,234)	(340)
		(2,042)	2,118

Non-controlling interests:
From continuing operations		22	10
From discontinued US operations		(793)	57
		(771)	67
(Loss) profit for the year		(2,813)	2,185

Earnings per share (in cents)	Note	2021	2020
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		83.4¢	94.6¢
Based on loss from discontinued US operationsnote (ii)		(161.1)¢	(13.0)¢
Total		(77.7)¢	81.6¢
Diluted
Based on profit from continuing operations		83.4¢	94.6¢
Based on loss from discontinued US operationsnote (ii)		(161.1)¢	(13.0)¢
Total		(77.7)¢	81.6¢

Dividends per share (in cents)	Note	2021	2020
Dividends relating to reporting year:	B5
First interim ordinary dividend		5.37¢	5.37¢
Second interim ordinary dividend		11.86¢	10.73¢
Total		17.23¢	16.10¢
Dividends paid in reporting year:	B5
Current year first interim ordinary dividend		5.37¢	5.37¢
Second interim ordinary dividend for prior year		10.73¢	25.97¢
Total		16.10¢	31.34¢
* The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).

Notes
(i)    This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)   Loss from discontinued operations represents the aggregate of the post-tax results during the year up to demerger and the remeasurement adjustment to the carrying value of the business and recycling of cumulative reserves from other comprehensive income upon demerger (see note D1.2).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	2021 $m	2020* $m
Continuing operations:
Profit for the year		2,214	2,468
Other comprehensive income (loss):
Exchange movements on foreign operations arising during the year		(180)	233
Valuation movements on retained interest in Jackson classified as available-for-sale securities		250	-
Total items that may be reclassified subsequently to profit or loss		70	233
Total comprehensive income from continuing operations		2,284	2,701

Discontinued US operations:
Loss for the year		(5,027)	(283)
Valuation movements on available-for-sale debt securities, net of related change in amortisation of deferred acquisition costs and related tax		(763)	292
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger		(1,278)	-
Total comprehensive (loss) income from discontinued US operations	D1.2	(7,068)	9

Total comprehensive (loss) income for the year		(4,784)	2,710

Attributable to:
Equity holders of the Company:
From continuing operations		2,277	2,697
From discontinued US operations		(6,283)	(40)
		(4,006)	2,657
Non-controlling interests:
From continuing operations		7	4
From discontinued US operations		(785)	49
		(778)	53
Total comprehensive (loss) income for the year		(4,784)	2,710
* The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 Dec 2021 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	2,192	-	-	2,192	22	2,214
Other comprehensive (loss) income from continuing operations:
Exchange movements on foreign operations		-	-	-	(165)	-	(165)	(15)	(180)
Valuation movements on retained interest in Jackson classified as available-for-sale securities		-	-	-	-	250	250	-	250
Total comprehensive income (loss) from continuing operations		-	-	2,192	(165)	250	2,277	7	2,284
Total comprehensive (loss) income from discontinued US operations	D1.2	-	-	(4,234)	463	(2,512)	(6,283)	(785)	(7,068)
Total comprehensive (loss) income for the year		-	-	(2,042)	298	(2,262)	(4,006)	(778)	(4,784)
Demerger dividend in specie of Jackson	B5	-	-	(1,735)	-	-	(1,735)	-	(1,735)
Other dividends	B5	-	-	(421)	-	-	(421)	(9)	(430)
Reserve movements in respect of share-based payments		-	-	46	-	-	46	-	46
Effect of transactions relating to non-controlling interests†		-	-	(32)	-	-	(32)	(278)	(310)
Share capital and share premium
New share capital subscribed	C8	9	2,373	-	-	-	2,382	-	2,382
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(24)	-	-	(24)	-	(24)
Net increase (decrease) in equity		9	2,373	(4,208)	298	(2,262)	(3,790)	(1,065)	(4,855)
Balance at 1 Jan		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at 31 Dec		182	5,010	10,216	1,430	250	17,088	176	17,264

		Year ended 31 Dec 2020* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	2,458	-	-	2,458	10	2,468
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations		-	-	-	239	-	239	(6)	233
Total comprehensive income from continuing operations		-	-	2,458	239	-	2,697	4	2,701
Total comprehensive (loss) income from discontinued US operations	D1.2	-	-	(340)	-	300	(40)	49	9
Total comprehensive income for the year		-	-	2,118	239	300	2,657	53	2,710
Dividends	B5	-	-	(814)	-	-	(814)	(18)	(832)
Reserve movements in respect of share-based payments		-	-	89	-	-	89	-	89
Effect of transactions relating to non-controlling interests†		-	-	(484)	-	-	(484)	1,014	530
Share capital and share premium
New share capital subscribed	C8	1	12	-	-	-	13	-	13
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(60)	-	-	(60)	-	(60)
Net increase in equity		1	12	849	239	300	1,401	1,049	2,450
Balance at 1 Jan		172	2,625	13,575	893	2,212	19,477	192	19,669
Balance at 31 Dec		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
* The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).
†  The $(278) million in 2021 relates to the derecognition of Athene's non-controlling interest upon the demerger of Jackson. The 2020 amount of $1,014 million related to the equity investment by Athene Life Re Ltd. into the discontinued US operations in July 2020.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31 Dec 2021 $m	31 Dec 2020 $m
			note (i)
Assets
Goodwill	C4.1	907	961
Deferred acquisition costs and other intangible assets	C4.2	6,858	20,345
Property, plant and equipment		478	893
Reinsurers' share of insurance contract liabilities		9,753	46,595
Deferred tax assets	C7.2	266	4,858
Current tax recoverable	C7.1	20	444
Accrued investment income		1,171	1,427
Other debtors		1,779	3,171
Investment properties		38	23
Investments in joint ventures and associates accounted for using the equity method		2,183	1,962
Loans	C1	2,562	14,588
Equity securities and holdings in collective investment schemesnote (ii)	C1	61,601	278,635
Debt securitiesnote (ii)	C1	99,094	125,829
Derivative assets		481	2,599
Other investments	C2.2	-	1,867
Deposits		4,741	3,882
Cash and cash equivalents		7,170	8,018
Total assets	C1	199,102	516,097

Equity
Shareholders' equity		17,088	20,878
Non-controlling interests		176	1,241
Total equity	C1	17,264	22,119

Liabilities
Insurance contract liabilities	C3.2	150,755	436,787
Investment contract liabilities with discretionary participation features	C3.2	346	479
Investment contract liabilities without discretionary participation features	C3.2	814	3,980
Unallocated surplus of with-profits funds	C3.2	5,384	5,217
Core structural borrowings of shareholder-financed businesses	C5.1	6,127	6,633
Operational borrowings	C5.2	861	2,444
Obligations under funding, securities lending and sale and repurchase agreements		223	9,768
Net asset value attributable to unit holders of consolidated investment funds		5,664	5,975
Deferred tax liabilities	C7.2	2,862	6,075
Current tax liabilities	C7.1	185	280
Accruals, deferred income and other creditors		7,983	15,508
Provisions		372	350
Derivative liabilities		262	482
Total liabilities	C1	181,838	493,978
Total equity and liabilities	C1	199,102	516,097

Notes
(i)    The 31 December 2020 comparative statement of financial position included discontinued US operations.
(ii)   Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2021 are $854 million of lent securities and assets subject to repurchase agreements (31 December 2020: $895 million from continuing operations; $1,112 million from discontinued US operations).

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2021 $m	2020* $m
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		3,018	3,179
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(14,553)	(20,978)
Other non-investment and non-cash assets		2,658	(7,185)
Policyholder liabilities (including unallocated surplus of with-profits funds)		9,095	27,670
Other liabilities (including operational borrowings)		16	155
Investment income and interest payments included in profit before tax		(3,738)	(2,931)
Operating cash items:
Interest receipts		2,328	1,833
Interest payments		(11)	(25)
Dividend receipts		1,480	1,305
Tax paid		(453)	(551)
Other non-cash items		438	301
Net cash flows from operating activitiesnote (i)		278	2,773
Cash flows from investing activities
Purchases of property, plant and equipment		(36)	(57)
Proceeds from disposal of property, plant and equipment		-	6
Acquisition of business and intangiblesnote (ii)		(773)	(1,142)
Disposal of businessesnote (iii)		83	-
Net cash flows from investing activities		(726)	(1,193)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iv)	C5.1
Issuance of debt, net of costs		995	983
Redemption of debt		(1,250)	-
Interest paid		(314)	(294)
Payment of principal portion of lease liabilities		(118)	(128)
Equity capital:
Issues of ordinary share capital	C8	2,382	13
External dividends:
Dividends paid to the Company's shareholders	B5	(421)	(814)
Dividends paid to non-controlling interests		(9)	(18)
Net cash flows from financing activities		1,265	(258)
Net increase (decrease) in cash and cash equivalents from continuing operations		817	1,322
Net decrease in cash and cash equivalents from discontinued US operations	D1.2	(1,621)	(339)
Cash and cash equivalents at 1 Jan		8,018	6,965
Effect of exchange rate changes on cash and cash equivalents		(44)	70
Cash and cash equivalents at 31 Dec		7,170	8,018
Comprising:
Cash and cash equivalents from continuing operations		7,170	6,397
Cash and cash equivalents from discontinued US operations		-	1,621
* The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).

Notes
(i)    Included in net cash flows from operating activities are dividends from joint ventures and associates of $175 million (2020: $118 million).
(ii)   Cash flows from the acquisition of business and intangibles include amounts paid for distribution rights.
(iii)  Disposal of businesses includes sale of subsidiaries, joint ventures and associates and investments that do not form part of the Group's operating activities.
(iv)  Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m		Non-cash movements $m
	Balance at 1 Jan $m	Issuance	Redemption	Foreign exchange movement	Demerger of Jackson	Other movements	Balance at 31 Dec $m
2021	6,633	995	(1,250)	(13)	(250)	12	6,127
2020	5,594	983	-	42	-	14	6,633

NOTES TO THE FINANCIAL STATEMENTS

A    Basis of preparation

A1  Basis of preparation and exchange rates

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and in accordance with UK-adopted international accounting standards. At 31 December 2021, there were no unadopted standards effective for the year ended 31 December 2021 which impact the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group accounting policies are the same as those applied for the year ended 31 December 2020 with the exception of the adoption of the new and amended IFRS Standards as described in note A2. In 2021, the Group changed its operating segments for financial reporting under IFRS 8 'Operating Segments', as discussed further in note B1.2 and reclassified the US operations as discontinued as discussed further below.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2021 but is derived from those accounts. The auditors have reported on the 2021 statutory accounts. Statutory accounts for 2020 have been delivered to the Registrar of Companies, and those for 2021 will be delivered following the Company's Annual General Meeting. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks and the mitigations available to it which are described in the Risk review report.

The assessment includes consideration of the results of key market risk stress and scenario testing over the assessment period covering the potential impact of up or down interest rate movements, falling equity values, corporate credit spread widening and an elevated level of credit losses. Sales and other scenarios considered include those reflecting the possible impacts of Covid-19 restrictions on new business, including the uncertainty as to the duration of restrictions in individual markets and the length of time for sales to recover to previous levels and different timings of expected regulatory changes.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2021.

Discontinued US operations
On 28 January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, which was completed on 13 September 2021. In accordance with IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations', the results of the Group's US operations have been classified as discontinued operations in these consolidated financial statements.

In order to present the results of the continuing operations on a comparable basis, and consistent with IFRS 5 requirements, loss after tax attributable to the discontinued US operations in 2021 up to demerger has been shown in a single line in the income statement together with the loss on remeasurement to fair value and the recycling of cumulative reserves from other comprehensive income upon demerger. The loss on remeasurement to fair value has been recognised in accordance with IFRIC 17, 'Distribution of non-cash assets to owners', which requires Jackson to be remeasured to fair value at the point of demerger. Comparatives have been restated accordingly, with further analysis provided in note D1.2. Notes B1 to B4 have also been prepared on this basis.

IFRS 5 does not permit the comparative 31 December 2020 statements of financial position to be re-presented, as the US operations were not classified as discontinued at that point in time. In the related balance sheet notes, prior period balances have been presented to show the amounts from discontinued US operations separately from continuing operations in order to present the results of the continuing operations on a comparable basis. Additionally, in the analysis of movements in Group's assets and liabilities between the beginning and end of the years, the balances of the discontinued US operations are removed from the opening balances to show the underlying movements from continuing operations.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

	Closing rate at year end		Average rate for the year to date
USD : local currency	31 Dec 2021	31 Dec 2020	31 Dec 2021	31 Dec 2020
Chinese yuan (CNY)	6.37	6.54	6.45	6.90
Hong Kong dollar (HKD)	7.80	7.75	7.77	7.76
Indian rupee (INR)	74.34	73.07	73.94	74.12
Indonesian rupiah (IDR)	14,252.50	14,050.00	14,294.88	14,541.70
Malaysian ringgit (MYR)	4.17	4.02	4.15	4.20
Singapore dollar (SGD)	1.35	1.32	1.34	1.38
Taiwan dollar (TWD)	27.67	28.10	27.93	29.44
Thai baht (THB)	33.19	30.02	32.01	31.29
UK pound sterling (GBP)	0.74	0.73	0.73	0.78
Vietnamese dong (VND)	22,790.00	23,082.50	22,934.86	23,235.84

Certain notes to the financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

A2  New accounting pronouncements in 2021

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2021, unless otherwise stated:

-    Amendments to IFRS 4 'Extension of temporary IFRS 9 exemption until 1 January 2023' issued in June 2020;
-    Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 'Interest Rate Benchmark Reform - phase 2' issued in August 2020; and
-    Amendments to IFRS 16 'Covid-19 Related Rent Concession beyond 30 June 2021' issued in March 2021 and effective from 1 April 2021.

The adoption of these pronouncements has had no significant impact on the Group financial statements. The Group has taken advantage of the ability to defer IFRS 9 until 2023 when it adopts IFRS 17 'Insurance Contracts'.

B    EARNINGS PERFORMANCE

B1  Analysis of performance by segment

B1.1 Segment results

		2021 $m	2020* $m		2021 vs 2020%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
CPL		343	251	269	37%	28%
Hong Kong		975	891	889	9%	10%
Indonesia		446	519	529	(14)%	(16)%
Malaysia		350	309	313	13%	12%
Singapore		663	574	589	16%	13%
Growth markets and othernote (ii)		932	835	841	12%	11%
Eastspring		314	283	286	11%	10%
Total segment profit		4,023	3,662	3,716	10%	8%
Other income and expenditure:
Investment return and other income		21	(15)	(15)	n/a	n/a
Interest payable on core structural borrowingsnote (iii)		(328)	(316)	(316)	(4)%	(4)%
Corporate expenditurenote (iv)		(298)	(412)	(428)	28%	30%
Total other income and expenditure		(605)	(743)	(759)	19%	20%
Restructuring and IFRS 17 implementation costsnote (v)		(185)	(162)	(167)	(14)%	(11)%
Adjusted operating profit	B1.2	3,233	2,757	2,790	17%	16%
Short-term fluctuations in investment returns on shareholder-backed businessnote (vi)		(458)	(579)	(554)	21%	17%
Amortisation of acquisition accounting adjustments		(5)	(5)	(5)	0%	0%
(Loss) gain attaching to corporate transactions	D1.1	(94)	735	733	n/a	n/a
Profit before tax attributable to shareholders		2,676	2,908	2,964	(8)%	(10)%
Tax charge attributable to shareholders' returns	B3	(462)	(440)	(450)	(5)%	(3)%
Profit for the year from continuing operations		2,214	2,468	2,514	(10)%	(12)%
Loss from discontinued US operations		(5,027)	(283)	(283)	n/a	n/a
(Loss) profit for the year		(2,813)	2,185	2,231	n/a	n/a

Attributable to:
Equity holders of the Company
From continuing operations		2,192	2,458	2,504	(11)%	(12)%
From discontinued US operations		(4,234)	(340)	(340)	n/a	n/a
		(2,042)	2,118	2,164	n/a	n/a
Non-controlling interests
From continuing operations		22	10	10	n/a	n/a
From discontinued US operations		(793)	57	57	n/a	n/a
		(771)	67	67	n/a	n/a
(Loss) profit for the year		(2,813)	2,185	2,231	n/a	n/a

Basic earnings per share (in cents)		2021	2020		2021 vs 2020%
			AER	CER	AER	CER
	Note		note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest from continuing operations	B4	101.5¢	86.6¢	87.6¢	17%	16%
Based on profit from continuing operations, net of non-controlling interest	B4	83.4¢	94.6¢	96.4¢	(12)%	(13)%
Based on loss for the year from discontinued US operations, net of non-controlling interest	B4	(161.1)¢	(13.0)¢	(13.1)¢	n/a	n/a
* The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).

Notes
(i)    Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)   For growth markets and other, adjusted operating profit includes other items of $217 million (2020: $119 million) which primarily comprise of taxes for life joint ventures and associates and other non-recurring items, which in 2021 largely included the impact of refinements to the run-off of the allowance of prudence within technical provisions.
(iii)  Included in the interest on core structural borrowings charged to the income statement of $(328) million was $(126) million related to the four tranches of debt that were redeemed in December 2021 and January 2022 using the proceeds from the share offer during the year.
(iv)  Corporate expenditure as shown above is for head office functions in London and Hong Kong.
(v)   Restructuring and IFRS 17 implementation costs include those incurred in continuing insurance and asset management operations of $(101) million (2020: $(97) million).
(vi)  In general, the short-term fluctuations reflect the value movements on shareholders' assets and policyholder liabilities (net of reinsurance) arising from market movements in the year. In 2021, rising interest rates across most operations led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities under the local reserving basis applied and equity gains on shareholder-backed business in the year. This has led to the overall negative short-term investment fluctuations for total insurance and asset management operations.

B1.2 Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. In the management structure, responsibility is delegated to the Chief Executive, Asia and Africa, for the day-to-day management of the insurance and asset management operations (within the framework set out in the Group Governance Manual). This in turn is delegated to the Chief Executives of Hong Kong, Indonesia, Malaysia, Singapore, Growth markets (comprising Africa and the remaining Asia subsidiary operations) and Eastspring, the Group's Asia asset manager. CPL is managed jointly with CITIC, a Chinese state-owned conglomerate.

In the first quarter of 2021, the Group reviewed its operating segments for financial reporting under IFRS 8 following changes to the business and financial management information provided to the GEC. As a result, performance measures for insurance operations are now analysed by geographical areas for the larger business units of CPL, Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. All other Asia and Africa insurance operations are included in the 'Growth markets and other' segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period. The 2020 comparatives have been re-presented to show the new segments for comparison. On 13 September 2021, the Group completed the demerger of the US operations (Jackson Financial Inc.) from the Prudential plc Group. Accordingly, the US operations do not represent an operating segment at the year end. The results of US operations have been reclassified as discontinued in these consolidated financial statements in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', and have therefore been excluded in the analysis of performance measure of operating segments.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment' and comprise head office functions in London and Hong Kong.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

-   Short-term fluctuations in investment returns on shareholder-backed business;
-   Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-   Gain or loss on corporate transactions, as discussed in note D1.1.

Determination of adjusted operating profit for investment and liability movements
(i) With-profits business
For with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(ii) Assets and liabilities held within unit-linked funds
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflects the current year value movements in both the unit liabilities and the backing assets, which offset one another.

(iii) Other shareholder-backed long-term insurance business
In the case of other shareholder-financed business, the measurement of adjusted operating profit reflects that, for the long-term insurance business, assets and liabilities are held for the longer term. For this business the Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed businesses.

(a) Policyholder liabilities that are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis. Taiwan and India apply US GAAP, whose policyholder liabilities are not sensitive to market movements as they are locked in at policy inception.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(b) Assets backing other shareholder-backed long-term insurance business
Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and longer-term capital returns, determined for debt and equity-type securities on the basis described below. The difference between the actual investment returns in the reporting period and the longer-term investment returns is recognised within short-term fluctuations in investment returns.

Debt securities and loans
As a general principle, for debt securities and loans, the longer-term investment returns comprise the interest receivable for the year and the amortisation of interest-related realised gains and losses to the date when sold securities would have otherwise matured (or a suitable proxy for this period). All unrealised gains and losses are treated as a component of short-term investment fluctuations. Consideration is given to the need to recognise an expected longer-term level of defaults for the securities within the longer-term investment returns, based on past performance and having regard to the credit quality of the portfolio, with any difference with actual credit-related realised losses arising in the year being included in short-term fluctuations. If, under this analysis, realised gains and losses are principally considered to be interest related with no significant credit-related losses based on past performance, then all realised gains and losses to date for these operations are treated as interest related and amortised to adjusted operating profit over the period to the date those securities would otherwise have matured and no separate charge to longer-term investment returns for credit defaults is made.

For Group debt securities at 31 December 2021, the level of interest-related realised gains and losses on previously sold bonds that had yet to be amortised to adjusted operating profit from short-term investment fluctuations was a net gain of $515 million (2020: net gain of $525 million).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For continuing insurance operations, investments in equity-type securities held for non-linked shareholder-backed business amounted to $6,073 million as at 31 December 2021 (31 December 2020: $4,963 million). The longer-term rates of return applied in 2021 ranged from 5.5 per cent to 16.9 per cent (2020: 5.1 per cent to 16.9 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other insurance operations described above.

Derivative value movements
Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit.

(iv)  Other non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

B1.3 Revenue from continuing operations

	2021 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimination	Total segment	Unallocated to a segment	Group total
Gross premiums earned	10,032	1,724	1,900	6,246	4,315	-	-	24,217	-	24,217
Outward reinsurance premiums	(1,557)	(43)	(47)	(137)	(60)	-	-	(1,844)	-	(1,844)
Earned premiums, net of reinsurance	8,475	1,681	1,853	6,109	4,255	-	-	22,373	-	22,373
Other incomenote (ii)	52	12	-	22	117	437	-	640	1	641
Total external revenuenote (iii)	8,527	1,693	1,853	6,131	4,372	437	-	23,013	1	23,014
Intra-group revenue	-	-	-	-	1	217	(218)	-	-	-
Interest incomenote B1.3b	934	87	220	707	618	3	-	2,569	1	2,570
Dividend and other investment income	679	74	160	506	86	-	-	1,505	19	1,524
Investment appreciation (depreciation)	57	34	(300)	(29)	(361)	8	-	(591)	(17)	(608)
Total revenue, net of reinsurance	10,197	1,888	1,933	7,315	4,716	665	(218)	26,496	4	26,500

	2020 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimination	Total segment	Unallocated to a segment	Group total
Gross premiums earned	11,091	1,738	1,783	5,035	3,848	-	-	23,495	-	23,495
Outward reinsurance premiumsnote (iv)	(1,918)	(62)	(27)	432	(50)	-	-	(1,625)	-	(1,625)
Earned premiums, net of reinsurance	9,173	1,676	1,756	5,467	3,798	-	-	21,870	-	21,870
Other incomenote (ii)	59	8	-	38	91	417	-	613	2	615
Total external revenuenote (iii)	9,232	1,684	1,756	5,505	3,889	417	-	22,483	2	22,485
Intra-group revenue	-	-	-	-	1	164	(165)	-	-	-
Interest incomenote B1.3b	646	104	210	447	570	5	-	1,982	15	1,997
Dividend and other investment income	646	86	99	364	65	5	-	1,265	32	1,297
Investment appreciation (depreciation)	7,493	(201)	369	2,045	765	21	-	10,492	(24)	10,468
Total revenue, net of reinsurance	18,017	1,673	2,434	8,361	5,290	612	(165)	36,222	25	36,247

Notes
(i)    CPL, Prudential's life business in China, is a 50/50 joint venture with CITIC and is accounted for using the equity method under IFRS. The Group's share of its results is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential's share) in 2021 is $3,052 million (2020: $1,866 million).
(ii)   Other income comprises income from external customers and consists primarily of revenue from the Group's asset management business of $437 million (2020: $417 million). The remaining other income consists primarily of policy fee revenue from external customers and asset management rebate revenue from external fund managers. Also included in other income is fee income on financial instruments that are not held at fair value through profit or loss of $1 million (2020: $1 million).
(iii)  Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group's markets, only Hong Kong and Singapore have external revenue that exceeds 10 per cent of the Group total for all years presented.
(iv)  The 2020 outward reinsurance premiums in Singapore included a credit of $542 million for the recapture of previously reinsured business following a change in regulatory requirements.

B1.4 Profit after tax from continuing operations by segment

	2021 $m	2020 $m
CPL	278	394
Hong Kong	1,068	994
Indonesia	362	409
Malaysia	265	256
Singapore	394	521
Growth markets and other	434	548
Eastspring	284	253
Total segment	3,085	3,375
Unallocated to a segment (central operations)note	(871)	(907)
Group total profit after tax from continuing operations	2,214	2,468

Note
Comprising of other income and expenditure of $(605) million (2020: $(743) million) attributable to the head office functions in London and Hong Kong and $(185) million (2020: $(162) million) of restructuring and IFRS 17 implementation costs as shown in note B1.1, $(25) million (2020: $28 million) of short-term fluctuations on investment returns, $(35) million (2020: $(30) million) from corporate transactions as shown in note D1.1 and related tax of $(21) million (2020: nil).

B2  Acquisition costs and other expenditure

	2021 $m	2020 $m
Acquisition costs incurred for insurance policies	(2,089)	(2,080)
Acquisition costs deferred	848	617
Amortisation of acquisition costs	(343)	(308)
Administration costs and other expenditure (net of other reinsurance commission) note	(3,128)	(2,433)
Movements in amounts attributable to external unit holders of consolidated investment funds	152	(447)
Total acquisition costs and other expenditure from continuing operations	(4,560)	(4,651)

Note
Included in total administration costs and other expenditure from continuing operations is depreciation of property, plant and equipment of $(169) million (2020: $(186) million), of which $(123) million (2020: $(134) million) relates to the right-of-use assets recognised under IFRS 16. The 2020 amount also included a credit of $770 million for the commission arising from the reinsurance transaction entered into by the Hong Kong business during the year.

B3  Tax charge from continuing operations

B3.1 Total tax charge by nature

The total tax charge from continuing operations in the income statement is as follows:

Tax charge	2021 $m	2020 $m
Attributable to shareholders:
Hong Kong	(40)	(15)
Indonesia	(74)	(125)
Malaysia	(71)	(58)
Singapore	(67)	(87)
Growth markets and other	(159)	(125)
Eastspring	(30)	(30)
Total segment	(441)	(440)
Unallocated to a segment (central operations)	(21)	-
Tax charge attributable to shareholders	(462)	(440)
Attributable to policyholders:
Hong Kong	(79)	(60)
Indonesia	4	(3)
Malaysia	(2)	(34)
Singapore	(261)	(170)
Growth markets and other	(4)	(4)
Tax charge attributable to policyholders	(342)	(271)
Total tax charge from continuing operations	(804)	(711)

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $(342) million (2020: $(271) million) above is equal to the profit before tax attributable to policyholders. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

B3.2 Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss of the continuing operations. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result from continuing operations.

	2021		2020
	Tax attributable to shareholders	Percentage impact on ETR	Tax attributable to shareholders	Percentage impact on ETR
Continuing operations:	$m	%	$m	%
Adjusted operating profit	3,233		2,757
Non-operating (loss) profitnote (i)	(557)		151
Profit before tax	2,676		2,908
Tax charge at the expected rate	(539)	20%	(602)	21%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (ii)	63	(2)%	102	(4)%
Deductions not allowable for tax purposes	(92)	3%	(32)	1%
Items related to taxation of life insurance businessesnote (iii)	177	(7)%	152	(5)%
Deferred tax adjustments including unrecognised tax lossesnote (iv)	(111)	4%	(172)	6%
Effect of results of joint ventures and associatesnote (v)	80	(3)%	129	(4)%
Irrecoverable withholding taxesnote (vi)	(60)	2%	(35)	1%
Other	(8)	1%	17	(1)%
Total credit	49	(2)%	161	(6)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(11)	0%	(25)	1%
Movements in provisions for open tax mattersnote (vii)	47	(2)%	33	(1)%
Impact of changes in local statutory tax rates	6	0%	(1)	0%
Adjustments in relation to business disposals and corporate transactions	(14)	1%	(6)	0%
Total credit	28	(1)%	1	0%
Total actual tax charge	(462)	17%	(440)	15%
Analysed into:
Tax charge on adjusted operating profit	(548)		(497)
Tax credit on non-operating resultnote (i)	86		57
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (viii)	17%		18%
Excluding non-recurring tax reconciling items	18%		18%
Total profitnote (viii)	17%		15%

Notes
(i)    'Non-operating (loss) profit' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.
(ii)   Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Singapore and Malaysia.
(iii)  Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(iv)  The unrecognised tax losses reconciling amount reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(v)   Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vi)  The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(vii) The statement of financial position contains the following provisions in relation to open tax matters:

2021 $m
Balance at 1 Jan	113
Removal of discontinued US operations	(3)
Movements in the current year included in tax charge attributable to shareholders	(47)
Provisions utilised in the year	(4)
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	(17)
Balance at 31 Dec	42

(viii)        The actual tax rates of the relevant business operations are shown below:

	2021%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	5%	17%	21%	15%	22%	10%	(3)%	17%
Tax rate on profit before tax	4%	17%	21%	15%	27%	10%	(2)%	17%

	2020%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	3%	24%	18%	14%	22%	11%	0%	18%
Tax rate on profit before tax	1%	23%	18%	14%	19%	11%	0%	15%

B4  Earnings per share

		2021
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	Note	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit		3,233	(548)	(17)	2,668	101.5¢	101.5¢
Short-term fluctuations in investment returns on shareholder-backed business		(458)	81	(5)	(382)	(14.5)¢	(14.5)¢
Amortisation of acquisition accounting adjustments		(5)	-	-	(5)	(0.2)¢	(0.2)¢
Loss attaching to corporate transactions	D1.1	(94)	5	-	(89)	(3.4)¢	(3.4)¢
Based on profit from continuing operations		2,676	(462)	(22)	2,192	83.4¢	83.4¢
Based on loss from discontinued US operations	D1.2				(4,234)	(161.1)¢	(161.1)¢
Based on loss for the year					(2,042)	(77.7)¢	(77.7)¢

		2020
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	Note	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit		2,757	(497)	(10)	2,250	86.6¢	86.6¢
Short-term fluctuations in investment returns on shareholder-backed business		(579)	49	-	(530)	(20.4)¢	(20.4)¢
Amortisation of acquisition accounting adjustments		(5)	-	-	(5)	(0.2)¢	(0.2)¢
Gain attaching to corporate transactions	D1.1	735	8	-	743	28.6¢	28.6¢
Based on profit from continuing operations		2,908	(440)	(10)	2,458	94.6¢	94.6¢
Based on loss from discontinued US operations	D1.2				(340)	(13.0)¢	(13.0)¢
Based on profit for the year					2,118	81.6¢	81.6¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

Number of shares (in millions)	2021	2020
Weighted average number of shares for calculation of basic earnings per share	2,628	2,597
Shares under option at end of year	2	2
Shares that would have been issued at fair value on assumed option price at end of year	(2)	(2)
Weighted average number of shares for calculation of diluted earnings per share	2,628	2,597

B5  Dividends

Demerger dividends from discontinued operations
On 13 September 2021, following approval by the Group's shareholders, Prudential plc demerged Jackson, its US operations, via a dividend in specie. At the point of the demerger, the Group retained a non-controlling holding of 19.7 per cent economic interest (19.9 per cent voting interest) in the total common stock of Jackson. As required by IFRIC 17 'Distributions of Non-Cash Assets to Owners', the dividend has been recorded at $1,735 million, being the fair value of those shares distributed to shareholders at the date of the demerger of Jackson.

Other dividends

	2021		2020
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:
First interim ordinary dividend	5.37¢	140	5.37¢	140
Second interim ordinary dividend	11.86¢	326	10.73¢	280
Total	17.23¢	466	16.10¢	420
Dividends paid in reporting year:
Current year first interim ordinary dividend	5.37¢	138	5.37¢	140
Second interim ordinary dividend for prior year	10.73¢	283	25.97¢	674
Total	16.10¢	421	31.34¢	814

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share

The 2021 first interim dividend of 5.37 cents per ordinary share was paid to eligible shareholders on 28 September 2021.

On 13 May 2022, Prudential will pay a second interim dividend of 11.86 cents per ordinary share for the year ended 31 December 2021. The second interim dividend will be paid to shareholders included on the UK register at 6.00pm BST and to shareholders on the HK register at 4.30pm Hong Kong time on 25 March 2022 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 25 March 2022. The second interim dividend will be paid on or about 20 May 2022 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date.

Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 21 April 2022. The corresponding amount per share in GBP and HKD is expected to be announced on or about 28 April 2022. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION

C1  Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities from continuing operations (excluding sovereign debt) that were unrated at 31 December 2021 were $1,130 million (31 December 2020: $780 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2021 $m
	Asia and Africa
	Insurance
	With-profits	Unit-linked	Other	Eastspring	Elimina- tions	Total	Unallo- cated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)
Debt securitiesnote (ii)
Sovereign debt
Indonesia	414	598	609	11	-	1,632	-	-	1,632
Singapore	3,684	550	1,068	126	-	5,428	-	-	5,428
Thailand	-	-	1,577	3	-	1,580	-	-	1,580
United Kingdom	-	7	-	-	-	7	226	-	233
United States	28,552	47	3,525	-	-	32,124	-	-	32,124
Vietnam	-	20	3,022	-	-	3,042	-	-	3,042
Other (predominantly Asia)	2,030	720	4,001	21	-	6,772	-	-	6,772
Subtotal	34,680	1,942	13,802	161	-	50,585	226	-	50,811
Other government bonds
AAA	1,472	86	246	-	-	1,804	-	-	1,804
AA+ to AA-	45	2	12	-	-	59	-	-	59
A+ to A-	667	119	304	-	-	1,090	-	-	1,090
BBB+ to BBB-	121	16	116	-	-	253	-	-	253
Below BBB- and unrated	204	15	450	-	-	669	-	-	669
Subtotal	2,509	238	1,128	-	-	3,875	-	-	3,875
Corporate bonds
AAA	1,222	236	411	-	-	1,869	-	-	1,869
AA+ to AA-	2,203	359	1,858	-	-	4,420	-	-	4,420
A+ to A-	9,046	675	5,294	-	-	15,015	-	-	15,015
BBB+ to BBB-	9,523	1,711	5,105	-	-	16,339	-	-	16,339
Below BBB- and unrated	4,009	678	1,827	-	-	6,514	-	-	6,514
Subtotal	26,003	3,659	14,495	-	-	44,157	-	-	44,157
Asset-backed securities
AAA	88	6	74	-	-	168	-	-	168
AA+ to AA-	6	1	4	-	-	11	-	-	11
A+ to A-	26	-	17	-	-	43	-	-	43
BBB+ to BBB-	15	-	9	-	-	24	-	-	24
Below BBB- and unrated	2	2	1	-	-	5	-	-	5
Subtotal	137	9	105	-	-	251	-	-	251
Total debt securities	63,329	5,848	29,530	161	-	98,868	226	-	99,094
Loans
Mortgage loans	-	-	150	-	-	150	-	-	150
Policy loans	1,365	-	368	-	-	1,733	-	-	1,733
Other loans	668	-	11	-	-	679	-	-	679
Total loans	2,033	-	529	-	-	2,562	-	-	2,562
Equity securities and holdings in collective investment schemes
Direct equities	10,290	12,812	2,286	84	-	25,472	683	-	26,155
Collective investment schemes	23,950	7,704	3,787	3	-	35,444	2	-	35,446
Total equity securities and holdings in collective investment schemes	34,240	20,516	6,073	87	-	60,916	685	-	61,601
Other financial investmentsnote (iii)	1,561	149	2,318	106	-	4,134	1,088	-	5,222
Total financial investments	101,163	26,513	38,450	354	-	166,480	1,999	-	168,479
Investment properties	-	-	38	-	-	38	-	-	38
Investments in joint ventures and associates accounted for using the equity method	-	-	1,878	305	-	2,183	-	-	2,183
Cash and cash equivalents	905	911	1,444	181	-	3,441	3,729	-	7,170
Reinsurers' share of insurance contract liabilitiesnote C3.3	225	-	9,528	-	-	9,753	-	-	9,753
Other assets	1,184	166	9,191	759	(51)	11,249	3,608	(3,378)	11,479
Total assets	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

Shareholders' equity	-	-	14,289	1,120	-	15,409	1,679	-	17,088
Non-controlling interests	-	-	45	131	-	176	-	-	176
Total equity	-	-	14,334	1,251	-	15,585	1,679	-	17,264

Contract liabilities and unallocated surplus of with-profits funds	94,002	25,651	37,646	-	-	157,299	-	-	157,299
Core structural borrowings	-	-	-	-	-	-	6,127	-	6,127
Operational borrowings	142	-	106	18	-	266	595	-	861
Other liabilities	9,333	1,939	8,443	330	(51)	19,994	935	(3,378)	17,551
Total liabilities	103,477	27,590	46,195	348	(51)	177,559	7,657	(3,378)	181,838
Total equity and liabilities	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

	31 Dec 2020 $m
	Asia and Africa
	Insurance
	With-profits	Unit-linked	Other	Eastspring	Elimina- tions	Total	US discont'd	Unallo- cated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)
Debt securitiesnote (ii)
Sovereign debt
Indonesia	385	658	564	12	-	1,619	-	-	-	1,619
Singapore	3,939	551	979	117	-	5,586	-	-	-	5,586
Thailand	-	-	1,999	11	-	2,010	-	-	-	2,010
United Kingdom	-	7	-	-	-	7	-	-	-	7
United States	24,396	21	2,551	-	-	26,968	5,126	-	-	32,094
Vietnam	-	11	2,881	-	-	2,892	-	-	-	2,892
Other (predominantly Asia)	1,322	700	3,681	19	-	5,722	30	-	-	5,752
Subtotal	30,042	1,948	12,655	159	-	44,804	5,156	-	-	49,960
Other government bonds
AAA	1,420	96	405	-	-	1,921	377	-	-	2,298
AA+ to AA-	129	2	28	-	-	159	522	-	-	681
A+ to A-	811	131	339	-	-	1,281	188	-	-	1,469
BBB+ to BBB-	452	16	196	-	-	664	3	-	-	667
Below BBB- and unrated	631	9	451	-	-	1,091	-	-	-	1,091
Subtotal	3,443	254	1,419	-	-	5,116	1,090	-	-	6,206
Corporate bonds
AAA	1,228	221	540	-	-	1,989	265	-	-	2,254
AA+ to AA-	1,943	476	1,871	-	-	4,290	869	-	-	5,159
A+ to A-	7,289	695	5,194	1	-	13,179	10,759	-	-	23,938
BBB+ to BBB-	9,005	1,299	4,785	-	-	15,089	12,686	-	-	27,775
Below BBB- and unrated	2,814	849	1,483	2	-	5,148	1,975	-	-	7,123
Subtotal	22,279	3,540	13,873	3	-	39,695	26,554	-	-	66,249
Asset-backed securities
AAA	74	9	24	-	-	107	2,110	-	-	2,217
AA+ to AA-	2	1	-	-	-	3	171	-	-	174
A+ to A-	15	-	16	-	-	31	741	-	-	772
BBB+ to BBB-	12	-	9	-	-	21	163	-	-	184
Below BBB- and unrated	9	2	8	-	-	19	48	-	-	67
Subtotal	112	12	57	-	-	181	3,233	-	-	3,414
Total debt securities	55,876	5,754	28,004	162	-	89,796	36,033	-	-	125,829
Loans
Mortgage loans	-	-	158	-	-	158	7,833	-	-	7,991
Policy loans	1,231	-	351	-	-	1,582	4,507	-	-	6,089
Other loans	492	-	16	-	-	508	-	-	-	508
Total loans	1,723	-	525	-	-	2,248	12,340	-	-	14,588
Equity securities and holdings in collective investment schemes
Direct equities	15,668	13,064	3,325	71	-	32,128	253	-	-	32,381
Collective investment schemes	18,125	7,392	1,638	10	-	27,165	25	2	-	27,192
US separate account assets	-	-	-	-	-	-	219,062	-	-	219,062
Total equity securities and holdings in collective investment schemes	33,793	20,456	4,963	81	-	59,293	219,340	2	-	278,635
Other financial investments	1,566	405	2,173	97	-	4,241	4,094	13	-	8,348
Total financial investments	92,958	26,615	35,665	340	-	155,578	271,807	15	-	427,400
Investment properties	-	-	16	-	-	16	7	-	-	23
Investments in joint ventures and associates accounted for using the equity method	-	-	1,689	273	-	1,962	-	-	-	1,962
Cash and cash equivalents	1,049	587	1,354	156	-	3,146	1,621	3,251	-	8,018
Reinsurers' share of insurance contract liabilitiesnote C3.3	257	-	11,106	-	-	11,363	35,232	-	-	46,595
Other assets	1,538	252	9,418	839	(62)	11,985	19,813	3,624	(3,323)	32,099
Total assets	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Shareholders' equity	-	-	12,861	1,102	-	13,963	8,511	(1,596)	-	20,878
Non-controlling interests	-	-	34	144	-	178	1,063	-	-	1,241
Total equity	-	-	12,895	1,246	-	14,141	9,574	(1,596)	-	22,119

Contract liabilities and unallocated surplus of with-profits funds	86,410	25,433	38,107	-	-	149,950	296,513	-	-	446,463
Core structural borrowings	-	-	-	-	-	-	250	6,383	-	6,633
Operational borrowings	194	-	105	23	-	322	1,498	624	-	2,444
Other liabilities	9,198	2,021	8,141	339	(62)	19,637	20,645	1,479	(3,323)	38,438
Total liabilities	95,802	27,454	46,353	362	(62)	169,909	318,906	8,486	(3,323)	493,978
Total equity and liabilities	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Notes
(i)    'With-profits' comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other' includes assets and liabilities of other participating business and other non-linked shareholder-backed business. 'Unit-linked' comprises the assets and liabilities held in the unit-linked funds.
(ii)   Of the Group's debt securities, the following amounts were held by the consolidated investment funds from continuing operations.

	31 Dec 2021 $m	31 Dec 2020 $m
	Total	Total
Debt securities held by consolidated investment funds from continuing operations	15,076	15,928
(iii)  Other financial investments comprise derivative assets and deposits. For the discontinued US operations, other financial investments in 2020 also included private equity investments in limited partnerships.

C2  Fair value measurement

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy of Group assets and liabilities

(a)   Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $909 million of financial assets classified as available-for-sale at 31 December 2021 (31 December 2020: nil for continuing operations), of which $683 million related to the Group's retained interest in Jackson's equity securities. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2021, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.
Financial instruments at fair value

	31 Dec 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Continuing operations		note (i)	note (ii)
Loans	-	616	5	621
Equity securities and holdings in collective investment schemes	54,107	6,917	577	61,601
Debt securities	76,049	22,987	58	99,094
Other investments (including derivative assets)	359	122	-	481
Derivative liabilities	(146)	(116)	-	(262)
Total financial investments, net of derivative liabilities	130,369	30,526	640	161,535
Investment contract liabilities without discretionary participation features	-	(814)	-	(814)
Net asset value attributable to unit holders of consolidated investment funds	(5,618)	(46)	-	(5,664)
Total financial instruments at fair value for continuing operations	124,751	29,666	640	155,057
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value
With-profits	82,489	15,438	506	98,433
Unit-linked	24,024	2,343	5	26,372
Non-linked shareholder-backed business	23,856	12,745	129	36,730
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Percentage of total continuing operations (%)	81%	19%	0%	100%

Total financial investments, net of derivative liabilities at fair value	130,369	30,526	640	161,535
Other financial liabilities at fair value	(5,618)	(860)	-	(6,478)
Group total financial instruments at fair value	124,751	29,666	640	155,057

	31 Dec 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	-	416	3,461	3,877
Equity securities and holdings in collective investment schemes	272,863	5,224	548	278,635
Debt securities	75,998	49,769	62	125,829
Other investments (including derivative assets)	123	2,477	1,866	4,466
Derivative liabilities	(298)	(184)	-	(482)
Total financial investments, net of derivative liabilities	348,686	57,702	5,937	412,325
Investment contract liabilities without discretionary participation features	-	(792)	-	(792)
Net asset value attributable to unit holders of consolidated investment funds	(5,464)	(17)	(494)	(5,975)
Other financial liabilities held at fair value	-	-	(3,589)	(3,589)
Total financial instruments at fair value	343,222	56,893	1,854	401,969
Percentage of total (%)	86%	14%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	78,203	11,481	395	90,079
Unit-linked	25,144	1,075	-	26,219
Non-linked shareholder-backed business	20,999	12,068	89	33,156
Total financial investments, net of derivative liabilities at fair value	124,346	24,624	484	149,454
Other financial liabilities at fair value	(5,464)	(809)	-	(6,273)
Total financial instruments, net of derivative liabilities, at fair value from continuing operations	118,882	23,815	484	143,181
Percentage of total continuing operations (%)	83%	17%	0%	100%

Total financial instruments, net of derivative liabilities, at fair value from discontinued US operations	224,340	33,078	1,370	258,788
Group total financial instruments at fair value	343,222	56,893	1,854	401,969

Notes
(i)    For continuing operations, of the total level 2 debt securities of $22,987 million at 31 December 2021 (31 December 2020: $18,868 million), $24 million (31 December 2020: $140 million) are valued internally.
(ii)   At 31 December 2021, the Group held $640 million (31 December 2020: $484 million) of net financial instruments at fair value within level 3 from continuing operations. This represents less than 0.5 per cent of the total fair valued financial assets, net of financial liabilities, for both years.

Of this amount, equity securities from continuing operations of $1 million (31 December 2020: $2 million) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities for both years. Internal valuations are inherently more subjective than external valuations. The $640 million from continuing operations (31 December 2020: $484 million) referred to above includes the following items:

-   Equity securities and holdings in collective investment schemes of $577 million (31 December 2020: $445 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities; and
-   Other sundry individual financial instruments of a net asset of $63 million (31 December 2020: net asset of $39 million).

Of the net assets from continuing operations of $640 million (31 December 2020: $484 million) referred to above:

-   A net asset of $506 million (31 December 2020: $395 million) is held by the participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
-   A net asset of $129 million (31 December 2020: $89 million) is held to support non-linked shareholder-backed business, of which $112 million (31 December 2020: $89 million) are externally valued and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 20 per cent, the change in valuation would be $(26) million (31 December 2020: $(18) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

C3  Policyholder liabilities and unallocated surplus

C3.1   Policyholder liabilities and unallocated surplus by business type from continuing operations

(a)    Movement in policyholder liabilities and unallocated surplus of with-profits funds
The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the continuing operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items are shown gross of external reinsurance.

	With-	Shareholder-backed business		Total
	profits business	Unit-linked liabilities	Other business	continuing operations
	$m	$m	$m	$m
At 1 Jan 2020	70,308	28,850	33,598	132,756
Comprising:
- Policyholder liabilities on the balance sheet
(excludes $269,549 million from discontinued US operations)	65,558	23,571	27,000	116,129
- Unallocated surplus of with-profits funds on the balance sheetnote (viii)	4,750	-	-	4,750
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (i)	-	5,279	6,598	11,877
Premiums:note (ii)
New business	1,338	1,851	2,063	5,252
In-force	8,393	2,358	4,757	15,508
	9,731	4,209	6,820	20,760
Surrendersnotes (ii)(iii)	(797)	(2,982)	(951)	(4,730)
Maturities/deaths/other claim events	(1,595)	(196)	(774)	(2,565)
Net flows	7,339	1,031	5,095	13,465
Shareholders' transfers post-tax	(116)	-	-	(116)
Investment-related items and other movementsnotes (iv)(vii)	8,127	2,107	7,108	17,342
Foreign exchange translation differencesnote (v)	752	518	838	2,108
At 31 Dec 2020/1 Jan 2021	86,410	32,506	46,639	165,555
Comprising:
- Policyholder liabilities on the balance sheet
(excludes $296,513 million from discontinued US operations)	81,193	25,433	38,107	144,733
- Unallocated surplus of with-profits funds on the balance sheetnote (viii)	5,217	-	-	5,217
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (i)	-	7,073	8,532	15,605
Premiums:note (ii)
New business	1,990	3,038	2,172	7,200
In-force	7,096	2,406	5,286	14,788
	9,086	5,444	7,458	21,988
Surrendersnotes (ii)(iii)	(844)	(3,326)	(734)	(4,904)
Maturities/deaths/other claim events	(2,116)	(215)	(1,123)	(3,454)
Net flows	6,126	1,903	5,601	13,630
Shareholders' transfers post tax	(134)	-	-	(134)
Investment-related items and other movementsnote (iv)	2,499	897	(3,505)	(109)
Foreign exchange translation differencesnote (v)	(899)	(550)	(239)	(1,688)
At 31 Dec 2021	94,002	34,756	48,496	177,254
Comprising:
- Policyholder liabilities on the balance sheet	88,618	25,651	37,646	151,915
- Unallocated surplus of with-profits funds on the balance sheetnote (viii)	5,384	-	-	5,384
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (i)	-	9,105	10,850	19,955

Average policyholder liability balancesnote (vi)
2021	84,905	33,631	47,568	166,104
2020	73,375	30,678	40,119	144,172

Notes
(i)    The Group's investments in joint ventures and associates are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of CPL, India and the Takaful business in Malaysia.
(ii)   The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities, deaths and other  claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group's insurance joint ventures and associate.
(iii)  The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) is 5.1 per cent in 2021 (2020: 6.3 per cent).
(iv)  Investment-related items and other movements in 2021 primarily represents the effect of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities for other shareholder-backed business and unrealised losses on fixed income assets, partially offset by a higher level of investment return from equities mainly within with-profits and unit-linked funds.
(v)   Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at 31 December. Differences upon retranslation are included in foreign exchange translation differences.
(vi)  Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.
(vii) The total movement on Africa policyholder liabilities in 2020 included within other business, apart from foreign exchange movements, was included within investment-related items and other movements.
(viii)Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.

(b)    Duration of policyholder liabilities
The table below shows the carrying value of policyholder liabilities from continuing operations and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2021 $m	31 Dec 2020 $m
Policyholder liabilities	151,915	144,733

Expected maturity:	31 Dec 2021%	31 Dec 2020%
0 to 5 years	20	20
5 to 10 years	18	19
10 to 15 years	15	15
15 to 20 years	12	12
20 to 25 years	10	10
Over 25 years	25	24

C3.2 Reconciliation of gross and reinsurers' share of policyholder liabilities and unallocated surplus

Further analysis of the movement in the year of the Group's gross contract liabilities, reinsurers' share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Gross insurance contract liabilities	Reinsurers' share of insurance contract liabilities	Investment contract liabilities	Unallocated surplus of with-profits funds
	$m	$m	$m	$m
At 1 Jan 2020	(380,143)	13,856	(5,535)	(4,750)
Income and expense included in the income statementnote (i)
From continuing operations	(27,367)	5,885	135	(438)
From discontinued US operations	(27,667)	26,838	214	-
	(55,034)	32,723	349	(438)
Other movementsnote (ii)
From continuing operations	-	-	276	-
From discontinued US operations	-	-	489	-
	-	-	765	-
Foreign exchange translation differences	(1,610)	16	(38)	(29)
Balance at 31 Dec 2020/1 Jan 2021	(436,787)	46,595	(4,459)	(5,217)
Removal of discontinued US operations	293,325	(35,232)	3,188	-
Income and expense included in the income statementnotes (i)(iii)	(9,082)	(1,552)	189	(202)
Other movementsnote (ii)	-	-	(75)	-
Foreign exchange translation differences	1,789	(58)	(3)	35
At 31 Dec 2021	(150,755)	9,753	(1,160)	(5,384)

Notes
(i)    The total charge for benefits and claims from continuing operations shown in the income statement comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of $(8,845) million in the year (2020: $(7,231) million) and claim amounts attributable to reinsurers of $581 million (2020: $428 million).
(ii)   Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.
(iii)  The movement in the gross contract liabilities included the impact of a change in 2021 to allow for illiquidity premium in the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Thailand. The VIR, after allowing for the illiquidity premium, is more reflective of the product characteristics and the effect of the change was such that the accounting mismatch between the valuation of the assets and insurance liabilities is reduced. The change reduced policyholder liabilities of Thailand's shareholder-backed business by $160 million at 31 December 2021 and is included within short-term fluctuations in investment returns in the Group's supplementary analysis of profit. It also includes the impact of refinement to the run-off of the allowance for prudence within technical provisions to better reflect the current expectations of the run-off of insurance risk.
(iv)  The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below. The CPL segment is a joint venture accounted for using the equity method under IFRS, with the Group's share of its results net of related tax presented in a single line within the Group's profit before tax, and therefore not shown in the analysis of benefit and claims items below.

	2021 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(1,687)	(1,184)	(1,015)	(3,037)	(1,590)	(8,513)
(Increase) decrease in policyholder liabilities, net of reinsurance	(6,088)	167	(260)	(2,856)	(1,159)	(10,196)
Movement in unallocated surplus of with-profits funds	(250)	-	48	-	-	(202)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,025)	(1,017)	(1,227)	(5,893)	(2,749)	(18,911)

	2020 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(1,735)	(942)	(867)	(2,334)	(1,199)	(7,077)
(Increase) decrease in policyholder liabilities, net of reinsurance	(14,168)	260	(773)	(4,284)	(2,108)	(21,073)
Movement in unallocated surplus of with-profits funds	(338)	-	(100)	-	-	(438)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(16,241)	(682)	(1,740)	(6,618)	(3,307)	(28,588)

C4  Intangible assets

C4.1 Goodwill

Goodwill shown on the consolidated statement of financial position at 31 December 2021 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2021 and 2020.

	2021 $m	2020 $m
Carrying value at 1 Jan	961	969
Exchange differences	(54)	(8)
Carrying value at 31 Dec	907	961

C4.2 Deferred acquisition costs and other intangible assets

	31 Dec 2021 $m	31 Dec 2020 $m
Deferred acquisition costs and other intangible assets attributable to shareholdersnote (a)	6,809	20,275
Other intangible assets, including computer software, attributable to with-profits funds	49	70
Total of deferred acquisition costs and other intangible assets	6,858	20,345
Analysed as:
Deferred acquisition costs and other intangible assets from continuing operations
Attributable to shareholder-backed businessnote	6,809	6,394
Attributable to with-profits business	49	70
Deferred acquisition costs and other intangible assets from discontinued US operations	-	13,881
Total of deferred acquisition costs and other intangible assets	6,858	20,345

Note
The deferred acquisition costs (DAC) and other intangible assets attributable to shareholders from continuing operations comprise:

	31 Dec 2021 $m	31 Dec 2020 $m
DAC related to insurance contracts as classified under IFRS 4	2,776	2,319
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	39	34
DAC related to insurance and investment contracts	2,815	2,353
Distribution rights	3,782	3,851
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	28	34
Other intangibles	184	156
Present value of acquired in-force policies (PVIF) and other intangibles attributable to shareholders	3,994	4,041
Total of DAC and other intangible assets	6,809	6,394

Movement in DAC and other intangible assets attributable to shareholders

	2021 $m			2020 $m
	DAC	PVIF and other intangibles	Total	Total
	note	note
Balance at 1 Jan	16,216	4,059	20,275	17,409
Removal of discontinued US operations	(13,863)	(18)	(13,881)	-
Additions	848	337	1,185	2,471
Amortisation to the income statement:
From continuing operations	(343)	(308)	(651)	(518)
From discontinued US operations	-	-	-	374
	(343)	(308)	(651)	(144)
Amortisation of DAC related to the discontinued US operations recognised within other comprehensive income	-	-	-	494
Disposals and transfers	-	(7)	(7)	(12)
Exchange differences and other movements	(43)	(69)	(112)	57
Balance at 31 Dec	2,815	3,994	6,809	20,275

Note
Other intangibles comprise distribution rights, present value of acquired in-force (PVIF) and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights from continuing operations include additions of $62 million, amortisation of $(24) million, disposals of $(2) million, foreign exchange of $(5) million and closing balance at 31 December 2021 of $114 million (31 December 2020: $84 million).

C5  Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:
Subordinated debt:
US$250m 6.75% Notesnote (i)	-	250
US$300m 6.5% Notesnote (i)	-	300
US$700m 5.25% Notesnote (i)	-	700
US$1,000m 5.25% Notesnote (i)	1,000	999
US$725m 4.375% Notesnote (iii)	725	723
US$750m 4.875% Notes	748	746
€20m Medium Term Notes 2023	23	24
£435m 6.125% Notes 2031	584	590
US$1,000m 2.95% Notes 2033note (ii)	995	-
Senior debt:note (iv)
£300m 6.875% Notes 2023	404	406
£250m 5.875% Notes 2029	313	312
$1,000m 3.125% Notes 2030	985	983
Bank loans:
$350m Loan 2024	350	350
Total continuing operations	6,127	6,383
Discontinued US operations: Jackson US$250m 8.15% Surplus Notes 2027		250
Total core structural borrowings of shareholder-financed businesses		6,633

Notes
(i)    The US$250 million, US$300 million, US$700 million notes were redeemed on 23 December 2021 and the US$1,000 million notes were redeemed on 20 January 2022 using the proceeds from the issuance of ordinary shares during the year as discussed in note C8.
(ii)   In November 2021, the Company issued US$1,000 million 2.95 per cent subordinated debt maturing on 3 November 2033 with proceeds, net of costs, of $995 million.
(iii)  The US$725 million note was redeemed on 20 January 2022 using the proceeds from the US$1,000 million subordinated debt issued in November 2021.
(iv)  The senior debt ranks above subordinated debt in the event of liquidation.

C5.2 Operational borrowings

	31 Dec 2021 $m	31 Dec 2020 $m
Shareholder-financed business:
Borrowings in respect of short-term fixed income securities programmes - commercial paper	500	501
Lease liabilities under IFRS 16	209	251
Other borrowings	10	-
Operational borrowings from continuing operations	719	752
Discontinued US operationsnote		1,498
Group total operational borrowings attributable to shareholder-financed businesses		2,250

With-profits business:
Lease liabilities under IFRS 16	138	194
Other borrowings	4	-
Group total operational borrowings	861	2,444

Note
Operational borrowings from discontinued US operations can be analysed as follows:

31 Dec 2020 $m
Non-recourse borrowings of consolidated investment funds	994
Lease liabilities under IFRS 16	51
Senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB)	453
Operational borrowings from discontinued US operations	1,498

C6  Risk and sensitivity analysis

Group overview
The Group's risk framework and the management of risks attaching to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks and also ESG-related risks, including how they affect Group's operations and how these are managed are discussed in the Risk review report referred to above. The ESG-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

The most significant items that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk	Insurance and lapse risk
All insurance business		Mortality and/or morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure to investment performance, which is subject to smoothing through declared bonuses)
Unit-linked business	Net neutral direct exposure (indirect exposure to investment performance, through asset management fees)
Non-participating business
Asset/liability mismatch risk which results in sensitivity to interest rates and credit spreads, particularly for operations where the insurance liability basis is sensitive to current market movements

Profit and shareholders' equity are also sensitive to the impact of current market movements on assets held in excess of non-participating policyholder liabilities

Indirect exposure to investment performance through policyholder charges and guarantees in some cases

Sensitivity analyses of IFRS shareholders' equity to key market and other risks for the continuing insurance operations are provided in section C6.1 below. The sensitivity analyses provided show the effect on shareholders' equity to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date.
The sensitivities reflect all consequential impacts from market movements at the valuation date.

The sensitivity of the Group's Eastspring and central operations to market risks is discussed in section C6.2.

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. These benefits are not reflected in the simplified sensitivities below.

Relevant correlation factors include:

-   Correlation across geographic regions for both financial and non-financial risk factors; and
-   Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). Sensitivities to exchange rate movements in the Group's key markets are therefore expected to be limited.

C6.1 Continuing insurance operations

(a)   Sensitivity to key market risks
The table below shows the sensitivity of shareholders' equity as at 31 December 2021 and 2020 for continuing insurance operations to the following market risks:

-   1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
-   Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold. The sensitivities reflect all consequential impacts from market movements at the valuation date. Where liabilities are directly valued using short-term historic average rates, the average interest rates in the sensitivities are adjusted accordingly and reflected in the impact on these liabilities. These sensitivities do not include credit risk sensitivities, such as movements in credit spreads, and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

Net effect on shareholders' equity from continuing insurance operations	31 Dec 2021 $m	31 Dec 2020 $m
Shareholders' equity from continuing insurance operations	14,289	12,861
Sensitivity to key market risks*:
Interest rates and consequential effects - 1% increase	(796)	(318)
Interest rates and consequential effects - 0.5% decrease	137	(1,274)
Equity/property market values - 10% rise	372	410
Equity/property market values - 20% fall	(787)	(848)
* The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the continuing insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. In the context of the Group, the results of the Africa insurance operations are not materially impacted by interest rate or equity rate changes.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the continuing insurance operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

-   Certain businesses (Taiwan and India) apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;
-   The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements; and
-   The degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The 'increase of 1%' sensitivities reflects that, at the current level of interest rates, for many operations the impact of interest rate movements on the value of government and corporate bond investments dominates, namely bonds are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities from a corresponding change in discount rates. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements together with the fact that, for operations where the discount rate does fluctuate in line with interest rate movements, at higher levels of interest rates, liabilities of these operations become less sensitive to interest rate movements and the effects on assets becomes more dominant. While interest rates have been rising steadily and may rise further in response to increasing inflationary pressures, the Group believes the 'increase of 1%' sensitivities continues to reflect the effect of a reasonably possible change at 31 December 2021 based on the latest market expectation of interest rate changes.

The 'decrease of 0.5%' sensitivities at 31 December 2020, when rates were historically low reflected that some business units' liabilities become more sensitive at a further decrease in interest rates and the increase in liabilities as rates decrease begin to exceed asset gains. The prudent nature of some of the regulatory regimes of the Group's markets can lead to duration of liabilities that are longer than would be expected on a more economic basis and hence results in a mismatch with the assets that are managed on a more realistic basis. As noted above, the results only allow for limited management actions, and if a lower interest scenario persisted for a longer period management could take additional actions to manage the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

Following increases in interest rates over 2021, under a 0.5% decrease of interest rate scenario for most operations asset gains exceed the increases in liabilities resulting in an overall small positive impact of an instantaneous decrease of rates.

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses.

(b)    Sensitivity to insurance risk
For insurance operations, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a local business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis, as discussed in note A3.1(a) and C3.4, is generally such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would decrease by approximately $108 million (2020: $77 million). Weakening these assumptions by 5 per cent would have a similar opposite impact.

C6.2   Eastspring and central operations

The profit for the year of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring and central operations do not hold significant financial investments. At 31 December 2020, the financial investments of the central operations were principally short-term treasury bills and money market funds held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements. At 31 December 2021, in addition to these financial investments, the central operations also held the 18.4 per cent economic interest in the equity securities of Jackson. These equity securities are listed on the New York Stock Exchange and classified as 'available-for-sale' with a fair value of $683 million at 31 December 2021. If the value of these securities decreased by 20 per cent, the change in valuation would be $(137) million, which would reduce shareholders' equity by this amount before tax, all of which would pass through other comprehensive income outside of the profit or loss.

C7  Tax assets and liabilities

C7.1 Current tax

At 31 December 2021, of the $20 million (31 December 2020: $11 million) current tax recoverable from continuing operations, the majority is expected to be recovered more than 12 months after the reporting period.

At 31 December 2021, the current tax liability from continuing operations of $185 million (31 December 2020: $270 million) includes $42 million (31 December 2020: $110 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2021 $m
	Balance at 1 Jan	Removal of discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	-	-	3	-	3
Balances relating to investment and insurance contracts	87	-	(16)	(37)	34
Short-term temporary differences	4,662	(4,513)	15	(2)	162
Unused tax losses	109	(29)	(14)	1	67
Total	4,858	(4,542)	(12)	(38)	266

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	127	3	(242)
Balances relating to investment and insurance contracts	(1,765)	-	(433)	73	(2,125)
Short-term temporary differences	(3,247)	2,832	(87)	7	(495)
Total	(6,075)	3,523	(393)	83	(2,862)

			2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income	Other movements including foreign exchange movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	-	-	-	-	-
Balances relating to investment and insurance contracts	32	55	-	-	87
Short-term temporary differences	133	14	-	2	149
Unused tax losses	106	(31)	-	5	80
Total continuing operations	271	38	-	7	316
Discontinued US operations	3,804	732	-	6	4,542
Group total	4,075	770	-	13	4,858

Deferred tax liabilities
Unrealised losses or gains on investments	(289)	(78)	-	(5)	(372)
Balances relating to investment and insurance contracts	(1,507)	(235)	-	(23)	(1,765)
Short-term temporary differences	(350)	(53)	-	(12)	(415)
Total continuing operations	(2,146)	(366)	-	(40)	(2,552)
Discontinued US operations	(3,091)	(324)	(102)	(6)	(3,523)
Group total	(5,237)	(690)	(102)	(46)	(6,075)

C8    Share capital, share premium and own shares

	2021			2020
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 Jan	2,609,489,702	173	2,637	2,601,159,949	172	2,625
Shares issued under share-based schemes	6,142,213	-	8	8,329,753	1	12
Shares issued under Hong Kong public offer and international placing in 2021 (see below)	130,780,350	9	2,365	-	-	-
Balance at 31 Dec	2,746,412,265	182	5,010	2,609,489,702	173	2,637

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
31 Dec 2021	2,022,535	964p	1,455p	2027
31 Dec 2020	2,320,320	964p	1,455p	2026

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes. The cost of own shares of $267 million at 31 December 2021 (31 December 2020: $243 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2021, 11.7 million (31 December 2020: 11.2 million) Prudential plc shares with a market value of $201 million (31 December 2020: $205 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 15.1 million which was in March 2021.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

		2021				2020
	Number	Share price			Number	Share price
	of shares	Low	High	Cost	of shares	Low	High	Cost
		£	£	$		£	£	$
January	74,817	14.12	14.48	1,443,158	62,395	14.42	14.68	1,195,275
February	69,865	12.42	12.96	1,251,067	62,680	14.57	14.60	1,183,717
March	55,545	14.91	15.49	1,189,784	79,057	11.18	11.40	1,110,374
April	2,438,884	15.45	15.55	52,512,098	5,363,563	10.21	10.48	68,010,967
May	52,989	15.82	15.96	1,183,836	81,377	11.16	11.30	1,117,783
June	121,472	14.62	14.89	2,508,974	167,724	11.86	12.67	2,540,749
July	60,473	13.62	13.78	1,145,078	87,239	12.30	12.51	1,365,109
August	57,004	14.20	14.37	1,128,450	72,287	12.21	12.33	1,167,008
September	312,226	14.89	15.24	7,961,098	75,368	11.61	11.68	1,138,447
October	436,771	14.48	14.99	8,410,274	116,802	11.49	11.71	1,764,694
November	53,867	14.77	14.83	1,072,374	74,178	10.62	12.76	1,233,127
December	76,926	13.20	13.24	1,355,942	70,814	12.78	12.83	1,217,842
Total	3,810,839			81,162,133	6,313,484			83,045,092

The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

The share transactions in respect of employee incentive plans as shown in the table above were made on an exchange other than the Stock Exchange of Hong Kong. In the future, the Company intends to make share purchases on the Stock Exchange of Hong Kong for the purpose of the employee incentive plans.

On 4 October 2021, Prudential completed the issuance of 130.8 million new ordinary shares on the Hong Kong Stock Exchange through a concurrent public offer to Hong Kong retail investors (including eligible employees and agents of Prudential) and international placing to global investors (together, the 'Share Offer'). Approximately 6.5 million shares were allocated to the public offer and approximately 124.2 million shares were allocated to the international placing. The final offer price was set at HK$143.80 per share and the net proceeds from the Share Offer, after deduction of the underwriting fees and other estimated expenses payable in connection with the Share Offer of US$41 million, was approximately HK$18.5 billion or US$2.4 billion (equating to US$18.34 per share). On 25 September 2021, the day the final offer price was announced, the latest available market price of the issued shares was HK$147.70 per share. The final offer price of HK$143.80 per share, equivalent to £13.51, represented a 2.9 per cent discount to the last London closing price of £13.92 on 24 September 2021. This discount does not take into account the US$41 million of underwriting fees and estimated expenses payable in connection with the Share Offer.

The new shares have also been listed on the Singapore Stock Exchange and the London Stock Exchange. In the three-year period preceding the Share Offer, the percentage increase in issued share capital due to non pre-emptive issuances (excluding employee and agency share schemes) for cash was 5 per cent. The majority of the net proceeds (approximately HK$17.5 billion or US$2.3 billion) from the Share Offer have been utilised to redeem four existing high coupon debt in December 2021 and January 2022 as shown in note C5.1, with the remaining net proceeds expected to contribute to Prudential's central stock of liquidity, in order to further increase Prudential's financial flexibility. The above use of proceeds is consistent with the intended use of proceeds previously disclosed in Prudential's prospectus for this Share Offer.

D    OTHER INFORMATION

D1  Corporate transactions

D1.1 (Loss) gain attaching to corporate transactions

	2021 $m	2020 $m
Loss attaching to corporate transactions as shown separately on the consolidated income statementnote	(35)	(30)
(Loss) gain arising on reinsurance transaction undertaken by the Hong Kong business	(59)	765
Total (loss) gain attaching to corporate transactions from continuing operationsnote B1.1	(94)	735

Note
The loss attaching to corporate transactions includes $(30) million incurred by Prudential plc during the year (2020: $(20) million) of costs associated with the separation of Jackson. Additionally, the 2021 amount includes $(28) million of payment for the termination of loss of office made to the former chief executive of Jackson. These charges are partially offset by a gain of $23 million on the repurchase by Jackson of a portion of the Group's retained interest in the company in December 2021, as described further in note D1.2.

D1.2 Discontinued US operations

On 13 September 2021, the Group completed the separation of its US operations (Jackson) through a demerger, whereby shares in Jackson, representing 70.1 per cent voting interest (69.2 per cent economic interest) were distributed to Prudential shareholders. In accordance with IFRS 5 'Non-current assets held for sale and discontinued operations', the US operations have been classified as discontinued within these consolidated financial statements. The 2021 income statement includes the results of Jackson up to 13 September 2021, the date of demerger.

At the point of demerger, Prudential plc retained a 19.9 per cent non-controlling voting interest (19.7 per cent economic interest) in Jackson, which is reported within the consolidated financial position as a financial investment at fair value and is included in 'Unallocated to a segment (central operations)' for segmental analysis. This investment has been classified as available-for-sale under IAS 39. On 13 December 2021, Jackson announced, as part of its previously disclosed $300 million share repurchase program, the repurchase of 2,242,516 shares of its Class A common stock from Prudential. With this repurchase activity, Prudential's remaining economic interest in Jackson was 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest). Subject to market conditions, the Group intends to monetise a further portion of this investment to support its investment in Asia within 12 months of the demerger, such that the Group will own less than 10 per cent at the end of such period.

In accordance with IFRIC 17, 'Distribution of non-cash assets to owners', at the point of demerger, Jackson was remeasured to fair value and a loss on remeasurement to fair value has been recognised of $(8,259) million within the results of discontinued operations. $(7,341) million of this remeasurement relates to the Group's 88.9 per cent economic interest in Jackson, with the remaining $(918) million attributable to non-controlling interests. The fair value has been determined with reference to the opening quoted price of Jackson shares on the New York Stock Exchange as at the date of demerger on 13 September 2021.

Accordingly, the value of the dividend in specie representing a 70.1 per cent voting interest (69.2 per cent economic interest) of Jackson distributed to shareholders was $(1,735) million. At the point of demerger, Athene Life Re Ltd. retained its existing 9.9 per cent voting interest (11.1 per cent economic interest) in Jackson.

The results for the discontinued US operations presented in the consolidated financial statements for the period up to the demerger in September 2021 are analysed below.

(a)   Income statement

	2021 $m	2020 $m
Gross premiums earned	14,047	19,026
Outward reinsurance premiumsnote (i)	(274)	(30,584)
Earned premiums, net of reinsurance	13,773	(11,558)
Investment return and other income	32,199	31,321
Total revenue, net of reinsurance	45,972	19,763
Benefits and claims, net of reinsurance	(41,350)	(19,617)
Acquisition costs and other expenditure	(2,305)	(906)
Total charge, net of reinsurance	(43,655)	(20,523)
Profit (loss) before tax	2,317	(760)
Tax (charge) credit	(363)	477
Profit (loss) after tax	1,954	(283)
Remeasurement to fair value on demergernote (iii)	(8,259)	-
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive incomenote (ii)	1,278	-
Loss for the year	(5,027)	(283)
Attributable to:
Equity holders of the Company	(4,234)	(340)
Non-controlling interests	(793)	57
Loss for the year	(5,027)	(283)

Notes
(i)    In 2020, outward reinsurance premiums included $(30.2) billion paid during the period in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd.
(ii)   In accordance with IFRS, as a result of the demerger of Jackson, accumulated balances previously recognised through other comprehensive income relating to financial instruments held by Jackson classified as available-for-sale and historical net investment hedges have been recycled from other comprehensive income to the results of discontinued operations in the consolidated income statement. Total shareholders' equity is unchanged as a result of this recycling.
(iii)  The loss on remeasurement to fair value on demerger is recognised in accordance with IFRIC 17, 'Distribution of non-cash assets to owners' as described above.

(b)   Total comprehensive income

	2021 $m	2020 $m
Loss for the year	(5,027)	(283)
Other comprehensive (loss) income
Valuation movements in the year on available-for-sale debt securities	(1,053)	(100)
Related change in amortisation of DAC	80	494
Related tax	210	(102)
	(763)	292
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger	(1,278)	-
Other comprehensive (loss) income for the year	(2,041)	292
Total comprehensive (loss) income for the year	(7,068)	9
Attributable to:
Equity holders of the Company	(6,283)	(40)
Non-controlling interests	(785)	49
Total comprehensive (loss) income for the year	(7,068)	9

(c)   Cash flows

	2021 $m	2020 $m
Net cash flows from operating activities	(423)	(807)
Net cash flows from investing activities	-	(2)
Net cash flows from financing activitiesnote	2,329	470
Cash divested upon demerger	(3,527)	-
Net decrease in cash and cash equivalents	(1,621)	(339)
Cash and cash equivalents at 1 Jan	1,621	1,960
Cash and cash equivalents at 31 Dec	-	1,621

Note
Financing activities largely reflect issuance of debt of $2,350 million in 2021 and the investment by Athene in 2020. No dividends were paid by Jackson during 2020 or in 2021 prior to demerger.

Effect on the Group statement of financial position

13 September 2021 $m
Deferred acquisition costs and other intangible assets	14,018
Reinsurers' share of insurance contract liabilities	34,014
Financial investments	293,562
Cash and cash equivalents	3,527
Policyholder liabilities	(316,495)
Net other assets and liabilities	(17,861)
Net assets and liabilities of discontinued US operations at demerger before remeasurement to fair value	10,765
Adjustment for remeasurement of the carrying value of the business to fair value on demerger	(8,259)
Net assets and liabilities of discontinued US operations at demerger after remeasurement to fair value	2,506
Attributable to:
Equity holders of the Company	2,228
Non-controlling interests	278
2,506

D2  Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

D3  Post balance sheet events

Dividends
The 2021 second interim ordinary dividend approved by the Board of Directors after 31 December 2021 is as described in note B5.

Debt redemption
On 20 January 2022 the Company redeemed subordinated debt instruments of $1,725 million, as described in note C5.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer